Exhibit 99.5

SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and International Financial Reporting Standards (“IFRS”)

The shares of Lundin Mining trade on the Toronto Stock Exchange and Lundin Mining’s Swedish Depository Receipts trade on the OMX Nordic Exchange (“OMX”) in Stockholm.   Most companies that trade on the OMX are required to report according to IFRS.   However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP.   The Company has reviewed the differences between Canadian GAAP and IFRS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur.   However, under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, were provided for in the purchase price allocation.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates.

Under Canadian GAAP, a two step process is used to determine impairment.  The first step, using undiscounted cash flows, is undertaken to determine if impairment exists.   If the carrying values exceed the undiscounted cash flows, the second step measures the impairment using discounted cash flows.   Under IAS 36, the test for impairment is not a two step process and impairment tests are undertaken using discounted cash flows only.   This analysis may result in differing outcomes.   The Company recorded impairment charges of $904.3 million and $350.0 million for the years ended December 31, 2008 and 2007 respectively.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value.   Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions.  Under IAS 12, temporary tax differences on an asset purchase are not recognized.

Under IFRS 39, once an available for sale equity investment is impaired, subsequent recoveries maybe possible and recognized in equity.  Under Canadian GAAP recoveries are not permitted.

OTHER SUPPLEMENTARY INFORMATION

1.

List of directors and officers at August 5, 2009:

(a)

Directors:
Lukas H. Lundin, Chairman
William A. Rand, Lead Director
Philip J. Wright
Colin K. Benner
Brian D. Edgar
Dale C. Peniuk
David F. Mullen
Donald K. Charter
John H. Craig
Tony O’Reilly Jnr.

(b)

Officers:

Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Marie Inkster, Chief Financial Officer
Neil O’Brien, Senior Vice President, Exploration and Business Development
Paul Conibear, Senior Vice President, Projects
Peter Nicoll, Vice President Health, Safety, Environment and Community
Mikael Schauman, Vice President, Marketing
Josephine McCabe, Vice President, Human Resources
Jinhee Magie, Vice President, Finance
Sandy Kansky, Corporate Secretary

2.

Financial Information

The report for the third quarter 2009 will be published on or before November 14, 2009.

3. Other information Address (Head office): Lundin Mining Corporation Suite 1500 – 150 King Street West P.O. Box 38 Toronto, ON M5H 1J9 Canada Telephone: +1 416 342 5560 Fax: +1 416 348 0303	Address (UK office): Lundin Mining – UK 70 Oathall Road West Sussex RH16 3EL United Kingdom Telephone: +44 1 444 411 900 Fax: +44 1 444 456 901

Website: www.lundinmining.com.
The corporate number of the Company is 306723-8.

For further information, please contact:

Sophia Shane, Investor Relations, North America, +1-604-689-7842, sophias@namdo.com
Josh Crumb, Director of Corporate Development, Toronto: +1-416-342-5565, joshua.crumb@lundinmining.com
Robert Eriksson, Investor Relations, Sweden:  +46 8 545 015 50, robert.eriksson@vostoknafta.com
Marie Inkster, Chief Financial Officer:  +1-416-342-5560, marie.inkster@lundinmining.com